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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 W IRVIN AVE
(No. and Street)

STATE COLLEGE (City) PA (State) 16804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

270 PIERCE STREET, SUITE 302 (Address) KINGSTON (City) PA (State) 18704 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____BRIAN L ANDERSON________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NESTLERODE & CO., INC. dba NESTLERODE & LOY., INC.________________________________, as of ___NOVEMBER 20TH________________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO
Title


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2013


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

Report on the Financial Statements

We have audited the accompanying financial statements of Nestlerode & Loy, Inc., which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report
(Cont'd)

Nestlerode & Loy, Inc.
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

November 8, 2013

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2013

ASSETS

Cash	$ 324,171
Receivables:	
Accounts receivable - brokers and dealers	22,212
Accounts receivable - 12b-1	3,810
Employee advances	630
Total receivables	26,652
Prepaid taxes and expenses	13,315
Deferred tax assets	2,481
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $154,861	48,102
	$ 414,721

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - trade	$ 7,940
Accounts payable - 12b-1	1,905
Accrued salaries and wages	57,753
Accrued and withheld payroll taxes	3,434
Pension Payable	10,028
Accrued corporate taxes	523
TOTAL LIABILITIES	81,583
STOCKHOLDERS' EQUITY	
Preferred stock	20,000
Common stock	24,200
Retained earnings	288,938
TOTAL STOCKHOLDERS' EQUITY	333,138
	$ 414,721

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income
For the year ended September 30, 2013

REVENUES		
Commissions		$ 445,205
Service fees and other income		708,690
	TOTAL REVENUES	1,153,895
OPERATING EXPENSES		1,127,106
	INCOME FROM OPERATIONS	26,789
OTHER INCOME		
Interest income		321
	INCOME BEFORE INCOME TAXES	27,110
PROVISION FOR INCOME TAXES		
Federal income tax		5,588
State income tax		4,125
	TOTAL PROVISION FOR INCOME TAXES	9,713
	NET INCOME	$ 17,397

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.

Statement of Changes in Stockholders' Equity
For the year ended September 30, 2013

	Common Stock	Preferred Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 271,541	$ 315,741
Net income	-	-	17,397	17,397
BALANCES - ENDING	$ 24,200	$ 20,000	$ 288,938	$ 333,138

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.

Statement of Cash Flows
For the year ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,397
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,965
Deferred income taxes	124
(Increase) decrease in:	
Accounts receivable - brokers and dealers	(5,121)
Accounts receivable - 12b-1	(460)
Employee advances	(61)
Prepaid taxes and expenses	3,349
Increase (decrease) in:	
Accounts payable - trade	(1,743)
Accounts payable - 12b-1	230
Accrued salaries and wages	(84)
Accrued and withheld payroll taxes	464
Pension Payable	10,028
Accrued corporate taxes	523
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,611
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(13,032)
NET CASH (USED IN) INVESTING ACTIVITIES	(13,032)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET INCREASE IN CASH	21,579
CASH - BEGINNING	302,592
CASH - ENDING	$ 324,171
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2013.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $9,965 for the year ended September 30, 2013.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Stockholders' Equity

Details of stockholders' equity at September 30, 2013 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2013.

NOTE 7 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $34,479 under both plans for the year ended September 30, 2013.

NOTE 8 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $30,252 for the year ended September 30, 2013.

NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2013 consisted of the following:

	Federal	Deferred	Total
Federal	$ 5,513	$ 75	$ 5,588
State	$ 4,076	$ 49	$ 4,125
Totals	$ 9,589	$ 124	$ 9,713

Deferred tax assets consisted of the following components:

	Federal	State	Total
Property and Equipment	$ 428	$ 285	$ 713
Charitable Contributions Expense	$1,061	$ 707	$ 1,768
Totals	$ 1,489	$ 992	$ 2,481

The Company has charitable contribution carryforwards of $7,075, of which $4,320 will expire in 2016, $2755 in 2017.

NOTE 10 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is partly owned by a minority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2013 were $36,000.

NOTE 11 – Commitments and Contingencies

Management is not aware of any commitments or contingencies that require disclosure in accordance with U.S. generally accepted accounting principles.

NOTE 12 – Subsequent Events

Management has evaluated subsequent events through November 8, 2013, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2013 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Nestlerode & Loy, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934

September 30, 2013

NET CAPITAL

Total stockholders' equity	$	333,138
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		333,138
Deductions		
Petty cash		190
Receivables due for fees earned from third-party participations		891
Mutual fund concessions receivable (net of related accounts payable)		747
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		1,905
Employee advances		630
Prepaid taxes and expenses		13,315
Fixed assets (net of accumulated depreciation and amortization)		48,102
Deferred tax assets		2,481
TOTAL DEDUCTIONS		68,261
ADJUSTED NET CAPITAL	$	264,877

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	7,193
Accounts payable - 12b-1		1,905
Accounts payable - Mutual Fund Concessions		747
Accrued salaries and wages		57,753
Accrued and withheld payroll taxes		3,434
Pension Payable		10,028
Accrued corporate taxes		523
TOTAL AGGREGATE INDEBTEDNESS	$	81,583

Computation of Basic Net Capital

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	5,439
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	264,877
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	214,877

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2013.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2013.

Nestlerode & Loy, Inc.
Schedule II - Operating Expenses
For the year ended September 30, 2013

Commissions	$	310,115
Wages		335,047
Insurance		50,711
Payroll Taxes		37,882
Taxes		750
Pension contributions		34,479
Trading expense		74,034
Contracted services		32,254
Licenses and fees		11,535
Research		5,595
Dues and subscriptions		28,813
Office expense		31,975
Training and seminars		640
Professional fees		22,085
Advertising		30,252
Rent		36,000
Maintenance		14,148
Computer support		6,252
Telephone		23,193
Utilities		7,812
Travel and entertainment		6,853
Travel & Admin		3,527
Contributions		3,068
Depreciation and amortization		9,965
A/P Accrual Expense		(1,853)
Client Gifts		11,974
TOTAL OPERATING EXPENSE	$	1,127,106


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In planning and performing our audit of the financial statements of Nestlerode & Loy, Inc, as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 8, 2013


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation</u>

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Nestlerode & Loy, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 8, 2013

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012629 FINRA SEP
NESTLERODE & LOY INC
PO BOX 343
STATE COLLEGE PA 16804-0343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Anderson 814-238-6249

2. A. General Assessment (item 2e from page 2) $ 2,886

B. Less payment made with SIPC-6 filed (exclude interest) (<1,331>)
4-15-13 (ck # 3458)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,555

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,555

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nestlerode & Loy, Inc
(Name of Corporation, Partnership or other organization)

Brian Anderson
(Authorized Signature)

CFO
(Title)

Dated the 1st day of November, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,154,215
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 1,154,215
2e. General Assessment @ .0025	$ 2,886 (to page 1, line 2.A.)